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                                ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
                                    SUITE 900
                              WASHINGTON, DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4667


                                December 28, 2006


VIA EDGAR
---------

Mr. John M. Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C.  20549-0504

Re:      REGISTRANT:       American Performance Funds
         FILE NOS.:        811-06114; 33-35190
         FILING TYPE:      Post-Effective Amendment No. 38 to the Fund's
                           Registration Statement on Form N-1A
         FILING DATE:      October 31, 2006

Dear Mr. Ganley:

     Per your request, please find below our responses to your comments on Post-Effective Amendment No. 38 to American Performance Funds' Registration Statement on Form N-1A. The American Performance Funds (the "Trust") acknowledges that staff comment or changes in response to staff comment with respect to the Trust's Registration Statement filed on October 31, 2006 do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing. The American Performance Funds hereby represents that the Trust will not use the comment process between the Trust and the Commission with respect to the Registration Statement as a defense in any securities related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

PROSPECTUSES

COMMENT: In the fourth paragraph of the Introduction to the Money Market Fund prospectuses, consider revising the disclosure regarding a portfolio manager's judgments about the bond and stock markets.

RESPONSE:   We have revised the disclosure to delete the reference to bond and stock markets.

COMMENT: For the U.S. Treasury Fund, Cash Management Fund and Tax-Free Money Market Fund, consider replacing the term "Interest Rate Risk."

RESPONSE:   We have replaced the term "Interest Rate Risk" with the term "Income
            Risk."

COMMENT: With respect to the risk/return bar chart and performance table for the U.S. Treasury Fund and the Cash Management Fund, consider displaying the information regarding which class's performance is being shown more prominently.


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December 28, 2006
Page 2


RESPONSE:   We have added a heading to each bar chart and performance table disclosing the applicable share class for the U.S. Treasury Fund and the Cash Management Fund.

COMMENT: Please confirm that the font size of all text in the printed prospectuses will be no less than 8 point font.

RESPONSE:   We confirm that the font size of all text in the printed
            prospectuses will be no less than 8 point font.

COMMENT: Please reformat the footnote to the Annual Fund Operating Expenses table regarding voluntary fee waivers so that the fees listed in the footnote do not line up with the fees listed in the table.

RESPONSE:   We have made the requested change.

COMMENT: Please confirm that the expense examples are calculated using net fees only in those years (i.e., Year 1) in which the contractual fee waivers are in place.

RESPONSE:   We confirm that the expense examples are calculated using net fees only in those years (i.e., Year 1) in which the contractual fee waivers are in place.

COMMENT: Consider clarifying which days will be considered business days by the U.S. Treasury Fund, the Cash Management Fund and the Tax-Free Money Market Fund.

RESPONSE:   We have revised the disclosure to state that the U.S. Treasury Fund, the Cash Management Fund and the Tax-Free Money Market Fund will consider a business day any day on which regular trading in money market instruments is taking place.

COMMENT: With respect to the U.S. Treasury Fund, the Cash Management Fund and the Tax-Free Money Market Fund, please consider whether the disclosure regarding fair value pricing procedures should be included.

RESPONSE:   We have deleted the disclosure regarding fair value pricing procedures.

COMMENT: With respect to the U.S. Treasury Fund, the Cash Management Fund and the Tax-Free Money Market Fund, please consider whether the disclosure regarding market timing policies is appropriate.

RESPONSE:   The U.S. Treasury Fund, the Cash Management Fund and the Tax-Free
            Money Market Fund are not subject to the market timing policies of American Performance Funds. As such, we will replace the disclosure regarding market timing policies with the following:

            "Frequent purchases and sales of Fund shares can harm shareholders in various ways, including reducing the returns to long-term shareholders by increasing costs (such as spreads paid to dealers who trade money market instruments with the Funds) and disrupting portfolio management strategies. However, money market funds are designed to offer investors a



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December 28, 2006
Page 3

            liquid cash option that they may purchase and sell as often as they wish. Accordingly, the Funds' Board of Trustees has not adopted policies and procedures designed to discourage excessive or short-term trading of the Money Market Funds and the Money Market Funds accommodate frequent trading."

COMMENT: With respect to the Short-Term Income Fund, consider replacing the stated investment goal of total return with a primary investment goal of income with a secondary investment goal of capital appreciation.

RESPONSE:   The portfolio managers of the Short-Term Income Fund invest primarily in short-term fixed-income securities, while giving consideration to the price at which such securities are purchased.
            As a result, the bulk of the Fund's total return is comprised of income, consistent with the preservation of capital. Since "total return" contemplates seeking both income and the preservation of capital, we believe the stated goal of "total return" accurately describes the Short-Term Income Fund's investment goal.

COMMENT: Please clarify whether the American Performance Funds are charging a wire fee for redemptions and add disclosure to the expense tables if such fees are being imposed on redemptions.

RESPONSE:   The American Performance Funds are not charging a wire fee on redemptions, but may decide to impose such a fee in the future. As such, we have revised the disclosure regarding wire fees to note that the American Performance Funds reserve the right to charge wire fees.

COMMENT: With respect to the biographical information of the portfolio managers, please include additional disclosure regarding their business experience during the last five years.

RESPONSE:   We have added the requested disclosure.

COMMENT: Please provide additional disclosure regarding the roles of each portfolio manager on the portfolio management teams, including any limitations on each person's role and the relationship among the various roles.

RESPONSE:   We have added the following disclosure regarding the roles of each portfolio manager when a Fund is managed by a portfolio management team:

            "Each Fund is managed by a portfolio management team. Each member of the team has authority over all aspects of the relevant Fund's investment portfolio, including but not limited to, purchases and sales of individual securities, developing the Fund's investment strategy, portfolio construction techniques, portfolio risk assessment, and the management of daily cash flows in accordance with portfolio holdings."

            With respect to the Intermediate Tax-Free Bond Fund, we have added the following disclosure:

            "Mr. Henderson is the supervisory portfolio manager of the Intermediate Tax-Free Bond Fund, developing the Fund's investment strategy and Mr. Williams is responsible for the day-to-day investment decisions of the Fund."

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December 28, 2006
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COMMENT:    Consider replacing the phone number listed for the Commission's public reference room with 1-202-551-8090.

RESPONSE:   We have made the requested change.

COMMENT: With respect to the Balanced Fund, consider adding disclosure to the fund summary regarding investment in foreign securities, including investment in emerging market securities.

RESPONSE:   We have added the requested disclosure.

COMMENT: Please confirm that the test for determining a security price is stale (i.e., the market price has remained unchanged for 5 business days) is appropriate.

RESPONSE:   We believe that the 5 business day test is an appropriate standard for our fair value pricing procedures.

COMMENT: Please confirm that no shareholder vote is necessary for the mergers of the U.S. Treasury Fund with the Institutional U.S. Treasury Fund and the Cash Management Fund with the Institutional Cash Management Fund.

RESPONSE:   Rule 17a-8 under the Investment Company Act of 1940, as amended (the
            "1940 Act"), provides that a shareholder vote for a merger between affiliated registered investment companies is not required if: (a) no policy of the merging company that under Section 13 of the 1940
            Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the surviving company; (b) no advisory contract between the merging company and any investment adviser thereof is materially different from an advisory contract between the surviving company and an investment adviser thereof; (c) the merging company's directors who are not interested persons of the merging company and who were elected by its shareholders, will comprise a majority of the surviving company's directors who are not interest persons of the surviving company; and (d) any distribution fees authorized to be paid by the surviving company pursuant to a plan adopted in accordance with Exchange Act Rule 12b-1 are no greater then the distribution fees authorized to be paid by the merging company pursuant to such a plan. Both the merger of the Institutional U.S.
            Treasury Fund with and into the U.S. Treasury Fund and the merger of the Institutional Cash Management Fund with and into the Cash
            Management Fund meet all four conditions allowing for an affiliated registered investment company merger without a shareholder vote.

            In addition, there are no statutory requirements under Massachusetts law that must be met for one business trust to merge into another business trust, nor is there any requirement in the Funds' Declaration of Trust or By-laws that would require a shareholder vote. As such, a shareholder vote is not required for the Institutional U.S. Treasury Fund to merge with and into the U.S. Treasury Fund or the Institutional Cash Management Fund to merge with and into the Cash Management Fund.

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December 28, 2006
Page 5


STATEMENTS OF ADDITIONAL INFORMATION

COMMENT: With regard to the Bond and Equity Funds, please clarify that the term "Municipal Securities" in the Funds' investment restriction regarding their concentration policy applies only to tax-exempt securities.

RESPONSE:   The term "Municipal Securities" is defined to refer only to securities "the interest on which is both exempt from federal income taxes and not treated as a preference item for individuals for purposes of the federal alternative minimum tax" in the sections
            "Bond Funds" and "Municipal Securities." We propose making no changes to the disclosure.

COMMENT: Please provide additional disclosure regarding the Board's role in overseeing the disclosure of portfolio holdings.

RESPONSE:   We have added disclosure to state that the Board is provided with information regarding third party disclosure annually and information on violations of the American Performance Funds' portfolio holdings disclosure policies quarterly.

COMMENT: Please include additional information regarding the frequency with which service provides receive portfolio holdings disclosure and the length of the lag between the date of the information and the date on which information is disclosed.

RESPONSE:   We have added the following disclosure with respect to disclosure of portfolio holdings information:

            "The Funds' fund accountants, administrators, investment advisers and custodians are provided with portfolio holdings information on a daily basis. The Fund's independent public accountants and attorneys are provided with portfolio holdings information as issues may arise. In addition, portfolio holding information may be disclosed to facilitate the review of a Fund by certain mutual fund analysts and ratings agencies (such as Morningstar and Lipper Analytical Services) on an as-needed basis."




If you have any further questions or comments please call me at (202) 508-4667.



                                                     Sincerely,

                                                     /s/ Alyssa Albertelli
                                                     Alyssa Albertelli